

Mail Stop 3561

December 7, 2016

John J. Hardig
Chief Financial Officer
XPO Logistics, Inc.
Five Greenwich Office Park
Greenwich, Connecticut 06831

> **Re:** **XPO Logistics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed August 8, 2016**
> **File No. 001-32172**

Dear Mr. Hardig:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure